EXHIBIT 99.1


                             [SANOFI-AVENTIS LOGO]


                                                        Paris, November 25, 2004



                  PROPOSED RELOCATION OF AVENTIS' HEADQUARTERS
                            FROM STRASBOURG TO PARIS


Since April 26, 2004, when Sanofi-Synthelabo and Aventis agreed to create sanofi-aventis, it has been confirmed that the headquarters of the new sanofi-aventis Group is to be located in Paris.

Sanofi-aventis announced today that the Aventis site located in Schiltigheim will cease its activity during the course of next year. The business activity will be transfered to Paris.

The French Works Council - << Comite d'Entreprise >> - of the Schiltigheim site was informed about this proposed relocation during the meeting held today, November 25, 2004.

Aventis employs a staff of 220 in Schiltigheim, as well as 60 service providers.

In accordance with the Group's employment policy, a series of measures intended to facilitate staff mobility will be implemented with the aim of redeploying all employees.

Management has also expressed its intention of continuing to work together with all the scientific, economic and social bodies in the Alsace region, particularly in the area of Research, through its Research center in Strasbourg.

In addition, in order to minimize the impact that this transfer of activities to the Paris area will have on local employment, the SOPRAN company, a wholly-owned subsidiary of the Group, has been instructed to look for new business activities favoring employment in the Alsace region.


ABOUT SANOFI-AVENTIS
The sanofi-aventis Group is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).


INVESTOR RELATIONS DEPARTMENT

Europe                                  US
Tel : + 33 1 53 77 45 45                Tel. : + 1 212 551 40 18

E-mail : IR@sanofi-aventis.com

                             [SANOFI-AVENTIS LOGO]


This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates", "aims" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, in addition to the risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis and Aventis, including those listed under "Forward-Looking Statements" and "Risk Factors" in sanofi-aventis's annual report on Form 20-F for the year ended December 31, 2003 and those listed under "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Aventis's annual report on Form 20-F for the year ended December 31, 2003, could cause actual results to differ materially from those described in forward-looking statements: the ability of the management of sanofi-aventis to implement its integration plans in a timely and efficient manner. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.


IMPORTANT INFORMATION.
In connection with the proposed merger of Aventis with and into sanofi-aventis, sanofi-aventis has filed a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which includes a definitive prospectus relating to the sanofi-aventis shares to be issued to Aventis shareholders resident in the U.S. in connection with the proposed merger, and may file additional documents with the SEC. Investors are urged to read the registration statement, including the definitive prospectus, and any other relevant documents filed with the SEC, including all amendments and supplements, because they will contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus relating to the sanofi-aventis shares to be issued to Aventis shareholders in connection with the proposed merger has been mailed to Aventis security holders resident in the U.S. and additional copies may be obtained for free from MacKenzie Partners, Inc., the U.S. information agent for the merger, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.






INVESTOR RELATIONS DEPARTMENT

Europe                                  US
Tel : + 33 1 53 77 45 45                Tel. : + 1 212 551 40 18

E-mail : IR@sanofi-aventis.com